Exhibit 99.3

 Notice of annual meeting of common shareholders to be held on  June 2, 2022 and Management Information Circular

 If you are unable to attend the virtual meeting  Your voting instructions must be received before the date indicated on your voting instruction form,  or if voting by proxy, by no later than 4:00 p.m. (Eastern Time) on Tuesday, May 31, 2022, or not less than 48 hours (excluding Saturdays, Sundays,  and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.  Annual  meeting of common  shareholders  You may vote by proxy using one of the following methods  By email to proxyvote@tmx.com By facsimile to 416-368-2502  or 1-866-781-3111  By touch-tone telephone at 1-888-489-5760  By mail to TSX Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1  By internet at www.tsxtrust.com/vote-proxy  2